JNL Series Trust 485BPOS

Exhibit 99.28(p)(4)

Market abuse
and insider
dealing

Contents

Introduction	01
Application	02
Definitions	02
Requirements and responsibilities	02
Specialist regimes and associated requirements	08
Record keeping	09
Training and awareness	09
Oversight	09
Scope	11
Index of updates	12
Owner	Adam McIntosh
Business use	Internal and external
First published	August 2009

Introduction

The integrity of financial markets is vital to their efficient functioning. The requirements linked to market abuse and insider dealing are designed to ensure market integrity and investor protection, enhancing the attractiveness of securities markets for capital raising.

Preventing, detecting, and punishing market abuse is a high priority for Baillie Gifford’s regulators. Regulators adopt strict enforcement policies and have various powers at their disposal. Formal investigations will result in penalties being imposed on staff and firms where Market Abuse or Insider Dealing is committed. These penalties can be of a criminal, civil or regulatory nature.

The Policy is designed to:

•	Ensure compliance with relevant regulatory requirements applicable to the Baillie Gifford Group; and
•	provide staff with an understanding of what constitutes Market Abuse and Insider Dealing, detailing their personal responsibilities and the procedures which should be followed in respect of inside information.

It also provides information on specialist regimes and associated requirements relevant to Baillie Gifford.

If a member of staff needs advice on any aspect of market abuse and insider dealing, including whether they are in possession of potential inside information/material non-public information; or whether they are permitted to deal in any particular circumstances, the Compliance Department via the email group MNPIQueryGroup@ bailliegifford.com should be contacted.

Application

The Market Abuse regime is wider than the criminal and civil regime of insider dealing and applies to:

•	All persons whether or not authorised.
•	to both on and off market behaviour; and
•	Insider dealing whether or not there was knowledge that the individual was an ‘insider’.

Please refer to the Scope section for a detailed breakdown of Employment, Entity and Regulatory scope.

Definitions

What constitutes market abuse and insider dealing Market abuse: is a concept that encompasses unlawful behaviour in the financial markets and should be understood to consist of insider dealing, unlawful disclosure of inside information, and market manipulation.

Insider dealing: Where an ‘insider’ deals, attempts to deal, or recommends that another person deals on the basis of inside information. The use of inside information to cancel or amend an existing trade is also considered insider dealing.

Unlawful disclosure of inside information: Where an ‘insider’ discloses inside information to another person other than in the proper course of the exercise of his employment, profession, or duties. This is also known as ‘tipping off’.

Market manipulation: The artificial inflation or deflation of the price of a security or influencing the behaviour of market participants with the intent to do so.

Inside information/material non-public information Inside Information, otherwise known as Material Non-Public Information (‘MNPI’), is information of a precise nature, which has not been made public, relating, directly or indirectly, to one or more issuers or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments.

•	Inside information may take the form of information about:
•	better or worse than expected profits.
•	higher or lower than expected dividend.
•	possible or intended take-over.
•	important contracts gained or lost.
•	a company restructure.
•	changes in control.
•	mergers, splits, and spin offs.
•	changes in share capital.
•	decisions concerning share buy-back programmes.
•	changes in expected earnings and losses.
•	dividend information.
•	capital structure changes.
•	potential litigation.
•	change in management or board of directors.
•	changes in management compensation.
•	change in auditors.
•	personal transactions in the company’s shares by the directors or large shareholders.
•	insolvency of debtors.
•	relevant change in the company’s investment policy.
•	court decisions against the company.
•	re-ratings by credit agencies.
•	environmental, social, and corporate governance (‘ESG’) metrics; or
•	material information pertaining to key clients or suppliers that may have a read-through impact on the company.

It is expected that in the normal course of business, members of staff will receive inside information and thus become an ‘insider’. However, an ‘insider’ must ensure that they follow the appropriate firm procedures as detailed in this policy.

Requirements and responsibilities

General policy

It is Baillie Gifford’s general policy not to seek MNPI from any source. You must not seek MNPI or information you reasonably believe would violate a confidentiality obligation or any other duty of care from any source.

Investment decision making is team based, you must be able to provide rationale for your decisions to peer groups and clients.

If you receive any MNPI, you must declare yourself an ‘insider’ (see page 03) which will in turn deem the entire firm as inside and prohibit firm and personal account dealing in the particular financial instrument.

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Receiving MNPI

How would I obtain MNPI?

Inside Information can be obtained directly or indirectly from somebody who has it. This could be a director, employee, shareholder or external supplier or customer of the issuer of financial instruments. By the time inside information reaches Baillie Gifford, it may have passed through more than one person rather than have come directly from the original ‘insider’.

Another source of inside information may be somebody who has no direct contact with the company to which the information applies. For example, if a director of Airline A knows that it has decided to give up routes where Airline B is the only competitor, and that therefore Airline B is very likely to acquire a monopoly of these routes, he becomes an ‘insider’ with regard to Airline B as well as Airline A.

In what circumstances could I potentially be made an ‘insider’?

The most likely circumstances in which we would be put in the position of an ‘insider’ are.

In a conversation, either on the telephone, face-to-face or by e-mail with a broker, analyst, Independent Research Group or an expert referred by an Expert Network Service.

•	In a conversation with a director or employee of a company.
•	One-on-one meeting between company management and ourselves.
•	Meeting between management and a small number of institutional investors, including ourselves.
•	Environmental, Social and Governance (ESG) engagements with companies; or
•	Informal conversations during a chance meeting with a company director or employee at a social event.

Baillie Gifford may also become a corporate insider under US law in cases where it owns, on behalf of a client account, more than 10% of any class of a publicly traded issuer’s equity securities. Due to the strict disclosure requirements applicable to such holdings, the Compliance Department should be contacted before the 10% threshold is exceeded for any issuer whose securities are traded on a US exchange.

What should I do if I think I have information that is price sensitive?

Consider whether the prices of the financial instruments concerned would be significantly different if the information had been made public, take into account both the financial perspective and market sentiment.

Determining whether unpublished information is price sensitive is a matter of judgement and experience.

If you are in any doubt about whether unpublished information which you have about a financial instrument or a company is price sensitive, do not deal in the relevant financial instrument(s) and ask for advice from the Compliance Department.

What should I do if I am not sure whether information is public?

Contact the Compliance Department (MNPIQueryGroup@ bailliegifford.com) for advice if you are unsure whether the information is within the public domain. Examples of steps that may be followed are noted below, however, each will need to be assessed on a case-by-case basis:

•	contact the individual who made us inside and request confirmation that the information has been made public.
•	the ultimate source of the information should be established, and a common-sense judgement made as to whether or not it may be treated as having been made public.
•	if it turns out that the information is not in the public domain, or there is any doubt, encourage the company to make it public emphasising its legal obligation to do so.

Any current or pending orders in the financial instrument must be withdrawn until it is clear that the information has been made public. The only exception to this policy of no dealing when inside on a financial instrument is our ‘Dealing when in possession of Material Non-Public Information – exceptional circumstances’ policy detailed on page 05.

What happens if the information is confirmed MNPI and I become an ‘insider’?

If you become an ‘insider’ it is most likely that you will become a ‘Tippee’. A ‘Tippee’ is a person who receives inside information directly or indirectly from somebody who has it.

You and Baillie Gifford are forbidden to deal in a particular financial instrument, or in particular financial instruments of that particular issuer or issuers of such financial instrument(s).

All financial instruments which are affected must be placed on our insider list by:

•	Sending an email to the ‘Insider Notification’ email group (InsiderNotification@bailliegifford.com)
•	Entitled ‘Inside on [name of the financial instrument]’

This will facilitate the setting up of a restriction in the Front Office System by the Mandate Compliance team. When the information becomes public, and we are cleansed the same email group should be informed by an email entitled ‘No longer inside on [name of the financial instrument]’.

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Any current or pending orders in the financial instrument must be immediately withdrawn. The only exception to this policy of no dealing when inside on a financial instrument is our Exceptional Circumstances policy detailed below.

Dissemination of information

Whilst Baillie Gifford adopts a ‘one in all in’ model (i.e., when one person is inside, we deem everyone in the Firm to be inside), best practice dictates that MNPI should only be shared on a strict need-to-know basis.

Whilst sharing MNPI details with other desks/strategies that hold the company is fine, our policy is to limit the dissemination of MNPI beyond that. Emails sent to the ‘Insider Notification’ e-mail group should not include the MNPI.

MNPI cleansing

What is public information?

Examples of information which has been made public include:

•	Information which has been published by the news service of the Stock Exchange on which the relevant financial instruments are dealt.
•	Information contained in annual and half-yearly reports.
•	Information in the hands of market-makers or ‘the market’ generally.
•	Information which has been derived or deduced, probably by a skilful and experienced analyst or observer, from information which has been made public.
•	Information which has been reported in national newspapers or publicly available websites (websites which require you to log on may not be considered publicly available); or
•	Regulatory disclosures and filings.

You should make our own assessment on whether we have been cleansed of the inside information and the Compliance Department (MNPIQueryGroup@ bailliegifford.com) are available to provide advice if required.

In what circumstances can information which has not been made public be treated as if it had been?

If enough investors and market participants are aware of the information; and it has already affected the price of the relevant financial instruments to the full extent by which it is likely to affect the price.

Information could also be deemed no longer MNPI if enough time has passed since the receipt of information and therefore become stale. However, this will need to be discussed and agreed with the Compliance Department (MNPIQueryGroup@bailliegifford.com).

Market soundings/wall crossings

Brokers have obligations that require them to keep records of individuals that they ’sound out’ whether or not such soundings include the disclosure of inside information and in circumstances where such soundings are declined.

On the basis that Baillie Gifford adopt a ‘one in all in’ policy and Investors are trained to identify MNPI, we do not consider it necessary for the Compliance Department to act as a formal gatekeeper contact point and believe Investors are best placed to assess whether they wish to be brought ‘over the wall’ and continue as the natural point of contact for their broker contacts. However, Investors are free to refer these types of broker enquiries to the Compliance Department to handle via the MNPIQueryGroup@bailliegifford.com contact point.

In the event that brokers contact the Trading Desk in the first instance with a potential market sounding, Traders can refer these to Compliance Department (MNPIQueryGroup@bailliegifford.com) to act as the initial contact point filter in these instances to assess the information.

Market Soundings received by the Compliance department will be handled using a standardised approach. The Compliance department will request non-company name specific information from the broker and take the following approach:

Is BG an exisiting holder?	Duration of inside period	Outcome/action
Yes	Less than 1 week	Generally, Compliance will automatically take the stock name, make BG inside and forward the enquiry onto the relevant investment teams for consideration.

Yes	Greater than 1 week	Compliance will not take the stock name and will identify relevant teams based on the limited information received such as jurisdiction and sector. It will then be up to relevant investors to decide whether to participate in the market sounding.
No	N/A	Compliance will not take the stock name and will identify relevant teams based on the limited information received such as jurisdiction and sector. It will then be up to relevant investors to decide whether to participate in the market sounding.

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Baillie Gifford investment research – external research sources

As part of the investment research process at Baillie Gifford, Investors have the autonomy to use a variety of external research sources including broker research, independent research services (firms or individuals), expert networks and academic relationships.

To understand and manage the risk of receiving inside information, it is important that the Compliance and Legal department are aware of the external research sources used. This is particularly important for the following external research types:

•	Expert Network Services
•	Independent Research Services (firms or individuals) providing a bespoke service to Baillie Gifford Investors and/or performing regulated activities in specific jurisdictions.

Expert Network Services are loosely defined as companies which put investors and advisors in contact with networks of industry experts to assist with professional research. As a result of historical insider dealing cases as a result of experts disclosing MNPI to users of the networks, Expert network engagements are an area of consistent interest from our clients and prospects, through compliance due diligence questionnaires and meetings.

Compliance and Legal department awareness of these services will ensure that due diligence can be conducted, appropriate Market Abuse and Conflicts of Interest protective measures can be implemented (if required), and advice provided to the Investors involved. Please notify Compliance and Legal through either referral of the proposed contractual terms to the Legal – Contracts & IMAs team. When setting up a new research agreement, please also notify the Investor Access, Projects & Support team at researchrelationships@bailliegifford.com to assist with record keeping and co-ordination.

Meetings and communications with Experts who have been introduced through Expert Network Services should only be undertaken by members of the investment team who have received the appropriate insider dealing awareness training. When commencing research on a company which is held by multiple investment teams, it is good practice to notify existing holders prior to taking part in any potential high-risk communications with external parties, such as an expert consultation.

If you suspect you have received information which is inside information through an Expert Network Service, an independent research service or any other source, the standard insider dealing procedures should be followed.

External Board/committee appointments

From time to time, Investors or other relevant Baillie Gifford staff may be invited to take a role linked to public or private companies in which our clients have a significant shareholding interest. Such invitations are often made to the largest shareholders.

Baillie Gifford do not typically have Investors on boards of our investee companies, however; it is not precluded, and these opportunities are viewed as being in alignment with BG’s long-term investment approach and our stewardship policy.

Each potential position should be considered on a case-by-case basis to ensure participation in such a role would not conflict with the duties owed to BG and its clients. Along with recognising a potential increased risk of receiving MNPI, considerations would include time commitment, remuneration, conflicts of interest and disclosure and approval.

If an Investor is interested in taking up a position, approval is required from their Head of investment desk, the Group Compliance, Legal and Governance Services Director, and the Chair of the ELG, prior to being flagged to the Managing Partners and the Management Committee for noting.

Please see section 3.4.3 of the Code of Ethics policy for further details of the referral and assessment process that should be followed before proceeding with such positions.

Whilst the standard MNPI procedures apply as normal, Investors should remain extra vigilant to the inadvertent receipt of MNPI and flag any concerns to the MNPIQueryGroup@bailliegifford.com secure mailbox. In addition, Compliance will introduce additional oversight checks for positions deemed to be higher risk.

Exceptional circumstances – dealing when in possession of MNPI

When providing discretionary investment management services to clients in an agency capacity, our policy is to commit to manage the assets in implementation of and in accordance with the terms of our investment management agreement with each client. This policy applies to our current and any future clients.

As noted above, from time to time, we may become an ‘insider’ with respect to a financial instrument. This can have implications on our ability to make discretionary investment management decisions with respect to the client portfolios holding that financial instrument.

There are certain limited circumstances where we may be permitted to continue trading. In all cases, decisions to permit dealing when in possession of MNPI should be taken in consultation with the Compliance department, based on the facts and circumstances of each case.

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It is our view that the affirmative defences available under both US and UK law (‘safe-harbour’) can be applied to certain circumstances in accordance with a pre-existing portfolio strategy and model, even if we are in possession of MNPI at the time an Investment Order is created.

Under these safe harbour defences, if we are following a client instruction or a non-Investment Manager led business decision and executing an order as we ordinarily would – i.e., processing an order in accordance with a ‘move to model’ order as per previous practice with the account(s) within a strategy – and we can evidence that the MNPI has not been used, then we are able to operate within the safe harbours. The conditions for the safe harbours to apply are:

•	No discretion being used. We must ensure there is no discretion being applied in creating the order and we are merely processing a client instruction or a non-Investment Manager led business decision which can be evidenced as having not been influenced by our knowledge of the MNPI held and can be made independent of the Investment Managers linked to the relevant portfolio strategy and model. This means that the move to model must be made pro-rata and on a timeline in accordance with ordinary procedure. If there are any changes made to weightings, the selection of financial instruments for inclusion or exclusion, or the model portfolio when we are in possession of MNPI, those changes cannot affect the relative percentage of the portfolio allocated to the specific financial instruments in which we have MNPI. Note: Suppression (used to minimise any uneconomic dealing at insignificant size) can still be applied for ‘move to model’ cash flows in these circumstances without being deemed to be discretionary so long as the standard suppression model is applied for the relevant strategy and there is no change to the relative weight that would be given to the financial instrument that we are inside on as a result of the suppression.

•	Not material. The financial instrument affected should not form a material part of the portfolio which is being moved to model. Generally, if a financial instrument involves 5% or more of the portfolio or the model, it should be considered material absent extenuating circumstances. From a materiality perspective, there is less risk around situations where the strategies and portfolios are large (e.g., 70-100 financial instruments) rather than in cases involving more concentrated portfolios (e.g., 20-30 financial instruments) where a particular financial instrument upon which the firm has MNPI is more likely to be individually significant and more material.

•	No intent. There must at all times be no intent to take advantage of the MNPI. This includes refusing to apply new subscriptions or redemptions to trade in a financial instrument when we are aware that the client ordering the subscription or redemption is in possession of MNPI for the particular financial instrument.

•	Consult. Please discuss the facts and circumstances with the Compliance department (MNPIQueryGroup@ bailliegifford.com) before proceeding.

Private Companies

Running private investments side-by-side with other public investment strategies brings a number of benefits for Investors in terms of the ability to leverage off new ideas to the benefit of our clients. However, with no formal information barriers within the firm, we must be cognisant of situations requiring confidentiality and the importance of preventing information leakage that may inadvertently restrict other desks and investment strategies and their ability to deal in an unfettered manner. This is particularly pertinent with our ‘one in all in’ policy when in possession of MNPI.

Although equity investments in Private Companies are not in scope of Market Abuse & Insider Dealing regulatory requirements, when researching Private Companies, Investors need to consider MNPI from three perspectives.

Private companies which have issued financial instruments in scope of market abuse regulations, e.g., bond

In this scenario, any confidential information on the private company which is received by Investors needs to be assessed to confirm whether it is MNPI with respect to any financial instrument(s) issued by the private company which are in scope of the Market Abuse Regulations. If it is concluded that an Investor is in possession of MNPI, the ‘Insider Notification’ email process described on page 03 of the Market Abuse and Insider Dealing Policy should be followed.

Private companies which also represent investments held by other public companies (look through)

Investors need to consider situations where private company investment opportunities also represent investments held by other public companies. ‘Look through’ refers to the impact on the Net Asset Value (‘NAV’) of a public company caused by the likely uplift impact on the valuation of a private company. Investors therefore need to consider whether Baillie Gifford could become an ‘insider’ on a public company as a consequence of receiving confidential information related to a private company.

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When assessing the materiality of confidential information relating to a private company investment opportunity on a public company, a ‘greater than 3% impact on NAV’ rule of thumb is applied to determine whether we are inside on the public company. If the Impact on NAV is greater than 3% this may indicate that we are inside on a public company. In that scenario, the Investor, and the Compliance MNPI Query Group will consider all the facts and circumstances of the scenario in making a final judgement.

If it is concluded that receiving confidential information related to a private company will make us inside on a public company which is already held by Baillie Gifford, private company investors should discuss with the relevant public company investors prior to proceeding with an opportunity and follow the ‘Insider Notification’ email process at the point confidential information classed as MNPI is received. If the private company investors proceed with an investment, it may be appropriate to implement measures to restrict receipt of confidential information in relation to the private company or implement a time lag. Any such measures will be agreed by the Private Companies Conflicts Oversight Group.

Transition to becoming a public company

At the point a private company transitions to become a public company through an Initial Public Offering (‘IPO’) or other means (e.g., Special Purpose Acquisition Company merger), an Investor will need to consider whether confidential information obtained whilst the company was private, will become MNPI at the point the company becomes public. It is likely that any material confidential information on the private company which could be classified as MNPI if the company were public, should be publicised through the various public disclosures and filings made as part of the listing process. However, investors should ensure they consider this on case-by- case basis and follow the ‘Insider Notification’ email process if they believe they are in possession of MNPI at the point the company becomes public.

Rumours policy

The flow of information, when communicated responsibly, is an essential element of efficient markets. Rumours form a part of that, but they must be handled carefully as a rumour may constitute either an attempt to mislead the market, or genuine and specific information that the market would react to if made public.

In our interactions with brokers and other market participants, we will be potential recipients of rumours. By rumour, we mean information that is circulated purporting to be fact, but which has not yet been verified. A statement is unlikely to be considered a rumour if it is clearly an expression of an individual’s or firm’s opinion, such as an analyst’s view of the prospects of a company.

If you suspect that you are in possession of a rumour which may constitute either an attempt to mislead the market, or genuine and specific information that the market would react to if made public, you must inform the Compliance Department via the email group MNPIQueryGroup@bailliegifford.com which will help you follow the relevant steps outlined within the receiving MNPI section on page 05.

Suspicious transaction and order reporting

Market Abuse Regulation obligates any person professionally arranging or executing transactions to establish and maintain effective arrangements, systems, and procedures to detect and report suspicious orders and transactions. Baillie Gifford conduct regular monitoring using a Market Abuse Surveillance system to identify any potential suspicious transactions.

A Suspicious Transaction and Order Report (STOR) is the report on suspicious orders and transactions, including any cancellation or modification thereof, that could constitute insider dealing, market manipulation or attempted insider dealing or market manipulation, which has a harmonised template and is submitted electronically to the Regulators. The Group Compliance, Legal and Governance Services Director is the Suspicious Transaction Reporting Officer.

Possible indications of Suspicious Transactions are:

•	There is unusual trading in the shares of a company before the announcement of price sensitive information relating to the company.

•	An employee’s own account transaction is timed just before clients’ transactions and related orders in the same financial instrument.

•	An order will, because of its size in relation to the market in that financial instrument, clearly have a significant impact on the supply of or demand for or the price or value of the financial instrument, especially an order of this kind to be executed near to a reference point during the trading day – e.g., near the close.

•	A transaction appears to be seeking to modify the valuation of a position while not decreasing/ increasing the size of that position.

•	A transaction appears to be seeking to bypass the trading safeguards of the market (e.g., as regards volume limits; bid/offer spread parameters; etc).

•	A client opens an account and immediately gives an order to conduct a significant transaction or, in the case of a wholesale client, an unexpectedly large or unusual order, in a particular financial instrument – especially if the client is insistent that the order is carried out very urgently or must be conducted before a particular time specified by the client.

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•	A transaction is significantly out of line with the client’s previous investment behaviour.

•	A client specifically requests immediate execution of an order regardless of the price at which the order would be executed.

Where a suspicious transaction is identified, a report including the information below must be sent immediately to the Group Compliance, Legal and Governance Services Director. The report should include as much information as possible about the transaction and the reason for the suspicion.

If there is any doubt about whether a transaction could be suspicious, guidance should be sought from the Compliance Department via the email group MNPIQueryGroup@bailliegifford.com. Any decision about reporting to the UK FCA or any other regulators will be taken by the Group Compliance, Legal and Governance Services Director.

Specialist regimes and associated requirements

Investment trusts

Insider lists Issuers are required to maintain a list of all individuals with access to inside information. As each of the Investment Trusts is an issuer, they are required to establish and maintain relevant lists.

The Insider Lists extend to include relevant staff from the fund manager, auditors, brokers, and solicitors of the Trusts as well as the Directors themselves.

The Investment Trust Department maintain the Insider List for each of the Trusts. Baillie Gifford & Co. maintains an insider list covering all members of staff.

Full details of the procedures for the maintenance of the lists are held by Investment Trust Department and copies can be obtained from the Department.

Share Buy-Backs Share buy-backs are a common means by which our Investment Trusts reduce the number of shares which they have in issue generally to control the discount on the trust’s price. MAR provides an official safe harbour for share buy backs. Given the tight conditions imposed by the safe harbour, our Investment Trusts operate a share buy-back programme which falls outside the scope of the safe harbour. This is standard market practice and the FCA are aware of the approach currently taken by the industry. The FCA have confirmed, under the UK’s pre-MAR regime, that share buybacks falling outside the safe harbour do not constitute market abuse and are not expected to change this view.

The typical process that our investment trusts adopt in respect of share buy-backs is detailed as follows:

•	A proposal is submitted to shareholders, to approve the use of share buy-backs. This proposal will take the form of an annual resolution and be set out in the investment trusts annual report and accounts. This information is also communicated through the Regulatory Information Service (RIS) announcement. Very often, the Boards will communicate in their trust report and accounts how they have used share buy backs during the period and highlight the benefits that they feel the use of such powers have accrued for shareholders.

•	The outcome of the shareholder vote on these resolutions is communicated to the Regulatory Information System (RIS).

•	Baillie Gifford as manager for the investment trusts, implements share buy-back strategies in accordance with the Boards instructions. For example, if the discount moves beyond a certain margin, then action would be taken to neutralise the position.

•	The details of each share buy-back transaction are notified to the Regulatory Information System within one working day and also reported back to the Boards of the Investment Trust.

Persons discharging managerial responsibilities Under MAR the Directors of the Baillie Gifford Investment Trusts fall under the definition of Persons Discharging Managerial Responsibilities (‘PDMR’). PDMRs and their connected persons are required to notify Baillie Gifford and the FCA within 3 working days after the date of a personal trade in an Investment Trust of which they are a PDMR (or connected person). PDMRs are also prohibited from dealing in specific closed periods, as such the Investment Trust Department have implemented pre-clearance procedures for all directors of Investment Trusts. Full details of the pre-clearance procedures can be obtained from the Investment Trust Department.

Holdings in clients/joint venture partners

The decision that we are in the possession of inside information where the information relates to a company that is either a client or a joint venture partner should be taken by an investment Partner and the Compliance Department following consultation with the person who has become the ‘insider’. An investment partner should also decide whether more information is required before we can come to a final decision.

The policy on investing in clients is that we should use normal investment criteria to decide whether to invest in clients unless there would be a high likelihood of a conflict of interest or of us receiving MNPI. So far the only category of client where we have determined there to be a potential conflict is the Investment Trusts, for which we are investment managers.

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Cold shouldering

Cold-shouldering is the most severe form of sanction available to a Takeover Panel. A Cold Shoulder Order prohibits a person from dealing, directly or indirectly in financial markets. The effect of a cold-shoulder order is that no regulated entity or professional adviser may act for the individuals concerned on any relevant financial transactions.

Details of all Cold Shoulder Orders are identified by the Compliance department and analysed to identify if there are any potential impact upon Baillie Gifford’s ability to act on behalf of a client.

Record keeping

Insider list

The Compliance department maintains an insider list which records all instances when the firm was in possession of MNPI. These records include details of the:

•	dates and times of when MNPI was received and subsequently cleansed.

•	MNPI.

•	MNPI cleansing event; and

•	Investment teams/strategies which received the MNPI.

On occasions when you have issued an Insider Notification, you may be asked for additional information to assist Compliance with maintaining this list.

Research library

Baillie Gifford has an internal Research Library web-based application which Investors use to publish proprietary research and investee company meeting notes. This application supports the process to record investment decision rationale detailed in the next sub-section.

Investment decisions (t-notes)

Investors should be aware that any decision to trade in a financial instrument on which we possess MNPI will be identified via Compliance monitoring and could also be subject to external scrutiny from regulators. Since the starting presumption of a regulator will be that the firm has traded on the basis of any MNPI in its possession, it is important to record a contemporaneous rationale on the relevant deal ticket to ensure an adequate audit trail exists to justify the action taken. This is facilitated by the internal Investment Decisions web-based application which prompts Investors for the order rationale.

Electronic communications

Baillie Gifford is required to implement an effective process to identify, retain and retrieve any electronic communication records which are in scope of any regulatory or legal requests. In addition, there is a requirement for all relevant electronic communications relating to client orders to be recorded and retained for seven years, unless specific entity and jurisdictional requirements exist which require the implementation of a different retention period. Bailie Gifford’s Electronic Communication Policy provides guidance on the tools which Investors are permitted to use when communicating information which is relevant to Investment Orders and Trading.

Training and awareness

All new employees receive a compliance induction which raises awareness of the controls in place regarding Market Abuse and Insider Dealing.

All employees receive a personal compliance responsibilities online training module annually which raises awareness of the controls in place regarding Market Abuse and Insider Dealing.

Bespoke Market Abuse and Insider Dealing Training is provided to relevant Baillie Gifford staff on a periodic basis through a variety of mediums such as briefing notes, webinars and townhall sessions.

Any significant changes to the Market Abuse Policy are communicated to all parties in scope via e-mail notification or training sessions, depending on the materiality of the change.

Oversight

Risk based monitoring

The Compliance Department operates an annual risk-based monitoring plan, within which a review of market abuse and insider dealing is incorporated. Monthly Surveillance tests are scheduled to review personal account and firm trading, and electronic communications. Trade surveillance tests review personal account and firm trading against Baillie Gifford’s insider notification e-mails and market data such as price and news feeds, identifying exceptions for further analysis based on pre-set tolerances. The objective of this monitoring is to ensure that no trades have been conducted in financial instruments on which Baillie Gifford were inside.

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The electronic communications test analyses the e-mails and Bloomberg instant messaging of staff members most at risk of obtaining material non-public information. The test involves the running of specific ‘key word’ search terms over communications and analysis of the results by authorised staff in the Compliance department. Ad-hoc reviews of electronic communications may also be undertaken if prompted by the Market Abuse trading analysis monitoring.

The objective of this monitoring is to ensure that staff members complied with this policy when in receipt of material non-public information. It is important for both clients and regulators alike that we are able to conduct monitoring efficiently, therefore your co-operation in answering monitoring queries promptly helps to support the overall aims of the firm.

Regulatory suspicious transaction reporting monitoring On an ad hoc basis, regulators issue information requests to Baillie Gifford, regarding stock decisions taken. The Compliance department is responsible for providing responses to these requests and will use its access to the records detailed on page 09 (Record Keeping) to do this.

Research library restricted access

Access to the internal Research Library (see page 09) is restricted to Investment and Client Department Staff and to Staff with a business need. This is to avoid the unnecessary dissemination of information relating to pending client transactions. Reports received on private company securities in which our clients invest are restricted to teams that require access to ensure that we do not become inside on affiliated listed investments.

The Compliance department review and authorise access to ensure that an appropriate level of independent control is in place. This involves reviewing each individual request to access the Research Library along with an annual access review which is consistent with the Information Systems Security and Access Management Framework.

010

Employment scope

Employee type	Definition	In scope
Employee	Employee	•
Partner	Partner	•
Fixed term	Employee	•
Temporary and agency staff	Contingent worker	•
Interns and summer students	Employee	•
Secondees	Employee	•
Individuals providing services via personal service companies	Contingent worker	•
Contractors (with or without systems access)	Contingent worker	•
Independent non-executive directors of bg entities	Contingent worker	•
Non-executive directors of mubg	Contingent worker	•
Staff pension scheme trustees	Contingent worker	•

Entity scope
Entities	Acronym	In scope
Baillie Gifford & Co	BG&Co	•
Baillie Gifford & Co LTD	BG&Coltd	•
Baillie Gifford Overseas LTD	BGO	•
Mitsubishi UFJ Baillie Gifford Asset Management Limited	MUBG	•
Baillie Gifford International LLC	BGI	•
Baillie Gifford Funds Services LLC	BGFS	•
Baillie Gifford Asia (Hong Kong) LTD	BGA(HK)	•
Baillie Gifford Investment Management (Europe) LTD	BGE	•
Baillie Gifford Investment Management (Shanghai) LTD	BGIMS	•
Baillie Gifford Overseas Investment Fund Management (Shanghai) LTD	BGQS	•

Regulatory scope
Regulatory authority	Acronym	In scope
Asset Management Association of China	AMAC	•
Australian Securities & Investment Commission	ASIC	•
Central Bank of Ireland	CBI	•
Dutch Authority for the Financial Markets	AFM	•
Federal Financial Supervisory Authority	BaFIN	•
Financial Conduct Authority	FCA	•
Financial Industry Regulatory Authority	FINRA	•
Financial Sector Conduct Authority	FSCA	•
Financial Services Commission	FSC	•
Ontario Securities Commission	OSC	•
Securities & Exchange Commission	SEC	•
Securities & Futures Commission	SFC	•
Swiss Financial Market Supervisory Authority	FINMA	•

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Index of updates

Date	Comments	Material change	Regulatory requirement
November 2017	Minor housekeeping updates and a change in name from Market Abuse and Insider Dealing Manual to Market Abuse and Insider Dealing Policy.	No	No
May 2018	Minor housekeeping updates to sections 2 and 6.	No	No
September 2018	Change of department name: Dealing Department is now known as Trading Department.	No	Yes
May 2019	Housekeeping updates and updates to Market Abuse cases in the Appendices	No	No
August 2019	Amended Compliance contact for MNPI queries/reports	No	No
March 2020	Section 4.4 updated to show Compliance new mechanistic approach to market soundings. Record keeping increased to include details of why we believe we are inside and how we have been cleansed as well as a list of individuals who have access to the inside information (separate to 1 in all in policy)	Yes	Yes (record keeping only)
May 2020	Annual review – no changes	No	No
December 2020	Changes made to section 7.4 Research Library Restricted Access. Wording updated from ‘unlisted’ to ‘private company’.	No	No
May 2021

The following non-material updates were made as a result of the annual policy review:

•   Clarification added to section 5.3.4 around the concept of ‘need to know’ and the requirement to not share MNPI within insider notification emails.

		No	No

• New External Board/Committee Appointments section added to signpost the outside business disclosure and permission requirements for investor positions outlined with the Code of Ethics Policy.

• Case Study Appendices removed as these will be added to a new Market Abuse section on the Compliance Exchange Page.
April 2022	Amendment to policy (2.1 Market Abuse Regulation and 3.1 Dealing on a regulated market) following the UK departure from the EU on 31 January 2020 (Brexit).	No	No
May 2022	Annual review – Changes include new External Research Services section added within the Firm and Personal Responsibilities section of the policy. This new section formalises the requirement for Investors to refer new potentially higher risk external research providers to Legal and Compliance for due diligence purposes.	No	No
August 2023

Annual review includes new section for ‘Private Companies’ and ‘Electronic Communications’. Policy has been restructured with minor amendments to text. In addition, Enhancements made to the following sections:

•   Exceptional Circumstances Policy – Wording amended to provide greater flexibility around exceptional scenarios which may prompt trading in inside stocks. [Note: This reflects our approach in practice, particularly around scenarios of fund closures where decisions are made by non-Investors and pre-date an applicable insider period].

•   External Research – Wording enhanced to include best practice around Expert Network usage.

		Yes	No

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Calton Square, 1 Greenside Row, Edinburgh EH1 3AN Telephone +44 (0)131 275 2000 / bailliegifford.com	CO1698278 Market abuse and insider dealing policy 1023 Copyright © Baillie Gifford & Co 2023